

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 16, 2008

Lonnie J. Stout II
Chairman, President and Chief Executive Officer
J. Alexander's Corporation
P.O. Box 24300
3401 West End Avenue
Nashville, Tennessee 37203

>   RE: J. Alexander's Corporation
>   Form 10-K for the fiscal year ended December 30, 2007
>   and Schedule 14A filed April 11, 2008
>   File No. 001-08766

Dear Mr. Stout:

We have reviewed your responses to the comments in our letter dated November 12, 2008 and have the following additional comment.

Definitive Proxy Statement on Schedule 14A

Narrative Disclosure to Summary Compensation Table, page 12

1. We note your response to our prior comments 3 and 4 and reissue the comments. To the extent you discuss performance targets or benchmarking, please provide the disclosure required by Item 402(b) of Regulation S-K. Please confirm you will comply in future filings.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at (202) 551-3324 if you have questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (615) 742-2780
        Laurie Morgan, Esq.
        Bass, Berry & Sams